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                             September 1, 2021

       Matthew Walters
       Chief Executive Officer
       JAWS Spitfire Acquisition Corp
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: JAWS Spitfire
Acquisition Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed August 19,
2021
                                                            File No. 333-256057

       Dear Mr. Walters:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 19, 2021

       Velo3D's Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Results of Operations
       Comparison of the Six Months Ended June 30, 2021 and 2020, page 222

   1. We note on page 2 and elsewhere in your filing that revenues from SpaceX, your largest customer, continued to
decline on an absolute dollar basis and as a percentage of total revenues during all
periods presented. Please describe known trends or uncertainties regarding your future
business with SpaceX that have had or that are reasonably likely to have a material
favorable or unfavorable impact on net sales or revenues or income from continuing operations.
Refer to Item 303(c) of Regulation S-K.
 Matthew Walters
JAWS Spitfire Acquisition Corp
September 1, 2021
Page 2
2. Refer to the table summarizing your results of operations hereunder. Please recalculate each line item of operating expenses and net loss expressed as a percent of revenue to report the correct percentages.
Velo3D, Inc.
Notes to Condensed Financial Statements (Unaudited)
10. Leases, page F-54

3. We note that during the six months ended June 30, 2021, the Company signed two new leases for manufacturing and R&D facilities. Per your disclosure, the 65-month lease for the manufacturing facility "is targeted to commence in late 2021 with a contractual obligation of $9.3 million in base rent." For accounting purposes, please make clear when the lease term commenced or will commence. Refer to ASC 842-10-55-19.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew Walters
                                                           Division of
Corporation Finance
Comapany NameJAWS Spitfire Acquisition Corp
                                                           Office of Technology
September 1, 2021 Page 2
cc:       Christian Nagler, Esq.
FirstName LastName